SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of 2014 First A Shareholders Class Meeting	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 24, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of 2014 First A Shareholders Class Meeting

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of 2014 First A Shareholders Class Meeting published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, December 23, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688    Stock Abbreviation: Sinopec Shanghai    Announcement No.: Lin 2014-30

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of 2014 First A Shareholders Class Meeting

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important:

•	No proposal was voted down or modified at this meeting; and

•	No resolution of the previous general meeting was modified at this meeting.

1.	Holding of and attendance at the Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) held the on-site meeting of its 2014 first A shareholders class meeting (the “Meeting”) at Jinshan Roller-skating Stadium in the afternoon on Tuesday, December 23, 2014 immediately after the conclusion of the Company’s first extraordinary general meeting for 2014. The Company allows A shareholders to attend the Meeting through online voting. The total number of voting shares held by the Company’s A shareholders entitled to attend the Meeting was 7,305,000,000. A shareholders of the Company who were entitled to attend the Meeting held an aggregate of 7.305 billion voting shares. Qualified participants of A Share Option Incentive Scheme of the Company and their connected persons, who held an aggregate of 24,164 shares representing 0.0002% of the Company’s total voting shares as at 21 November 2014, the date of record of the Meeting, have all abstained from voting on the two special resolutions, in compliance with relevant rules.

Details of the Meeting are set forth below:

1. Overall meeting attendance
Number of A shareholders and proxies	164
Total number of voting A shares held by them	5,489,734,337
Percentage in the Company’s total voting A shares (%)	75.15%
2. Meeting attendance via online voting
Number of attendees	122
Number of voting A shares held by them	15,006,989
Percentage in the Company’s total voting A shares (%)	0.14%

The Meeting was convened by the Company’s board of directors (the “Board”), and Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. Eight of the Company’s twelve current directors, namely Chairman Mr. Wang Zhiqing, Vice Chairmen Mr. Wu Haijun and Mr. Gao Jinping, directors Mr. Ye Guohua and Mr. Jin Qiang, independent directors Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, were present at the Meeting; directors Mr. Guo Xiaojun, Mr. Lei Dianwu, and Mr. Mo Zhenglin, and independent director Mr. Shen Liqiang, failed to be present at the Meeting because of business engagements. Four of the Company’s six current supervisors, namely Chairman of Supervisory Board Mr. Zhang Jianbo, members Mr. Zuo Qiang and Ms. Li Xiaoxia, and independent supervisor Mr. Zheng Yunrui were present at the meeting; supervisors Mr. Zhai Yalin and Mr. Wang Liqun failed to be present at the Meeting because of business engagements. Mr. Tang Weizhong, Secretary of the Board, was present at the meeting. The convening and holding of, and the voting at, the Meeting were in compliance with the Company Law of the People’s Republic of China and the articles of association of the Company.

2.	Proposals considered and passed at the Meeting

The following special proposals were considered at the Meeting through voting by way of open ballot on the spot and online voting. The results of the voting are stated below where the “percentage of shares voted for/against” means the percentage of the shares voted for/against the proposal by the shareholders (or their authorized proxies) in the total voting shares held by the shareholders (or their authorized proxies) present at the Meeting (i.e. the number of shares voted for + the number of shares voted against).

Serial No.	Matters considered	Number of shares voted for	Percentage of shares voted for	Number of shares voted against	Percentage of shares voted against	Approved or not
1	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)	—	—	—	—	Yes
1.1	the basis for determining the participants and the scope of the participants	5,480,413,066	99.84%	8,578,701	0.16%	Yes
1.2	the source and number of the underlying shares	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions under the scheme	5,480,263,066	99.84%	8,617,701	0.16%	Yes
1.4	the exercise price of the share options and the basis of determination	5,480,263,066	99.84%	8,617,701	0.16%	Yes

Serial No.	Matters considered	Number of shares voted for	Percentage of shares voted for	Number of shares voted against	Percentage of shares voted against	Approved or not
1.5	the conditions of the grant and the exercise of the share options	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.6	the methods and procedures for adjusting the number and the exercise price of the share options	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.7	the accounting policies of the share options	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.8	the procedures of the grant and the exercise of the share options	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.9	the respective rights and obligations of the Company and the participants	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.10	the solutions for special circumstances	5,480,263,066	99.84%	8,578,701	0.16%	Yes
1.11	the amendments and termination of the share option scheme	5,480,263,066	99.84%	8,578,701	0.16%	Yes
2

Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme

The Board is hereby authorized to be fully responsible for dealing with the matters relating to this share option incentive plan, with the content and scope of its authority including but not limited to:

(1) to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2) to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share Options in accordance with the share option scheme;

		5,479,629,003	99.85%	8,156,476	0.15%	Yes

Serial No.	Matters considered	Number of shares voted for	Percentage of shares voted for	Number of shares voted against	Percentage of shares voted against	Approved or not

(3) to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4) to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5) to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option Scheme;

(6) to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

Serial No.	Matters considered	Number of shares voted for	Percentage of shares voted for	Number of shares voted against	Percentage of shares voted against	Approved or not

(7) to otherwise manage the share option scheme where necessary;

(8) to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9) to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10) the abovementioned authorization to the Board shall be valid as long as the share option scheme is effectives

The voting results of resolutions by medium and small investors1 of A shares are as follows (herein the percentages in the table below refer to the proportion of shares voted in favor or against by medium and small investors (or their proxies) of A shares attending the Meeting, accounting for the total voting shares (i.e. shares voted in favor + shares voted against) with voting rights held by medium and small investors (or their proxies) of A shares present at the Meeting):

Serial No.	Matters considered	Number of shares voted for	Percentage of shares voted for	Number of shares voted for	Percentage of shares voted for
1	Proposal on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)	—	—	—	—
1.1	the basis for determining the participants and the scope of the participants	20,413,066	70.41%	8,578,701	29.59%
1.2	the source and number of the underlying shares	20,263,066	70.26%	8,578,701	29.74%
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions under the scheme	20,263,066	70.16%	8,617,701	29.84%
1.4	the exercise price of the share options and the basis of determination	20,263,066	70.16%	8,617,701	29.84%
1.5	the conditions of the grant and the exercise of the share options	20,263,066	70.26%	8,578,701	29.74%
1.6	the methods and procedures for adjusting the number and the exercise price of the share options	20,263,066	70.26%	8,578,701	29.74%
1.7	the accounting policies of the share options	20,263,066	70.26%	8,578,701	29.74%
1.8	the procedures of the grant and the exercise of the share options	20,263,066	70.26%	8,578,701	29.74%
1.9	the respective rights and obligations of the Company and the participants	20,263,066	70.26%	8,578,701	29.74%
1.10	the solutions for special circumstances	20,263,066	70.26%	8,578,701	29.74%
1.11	the amendments and termination of the share option scheme	20,263,066	70.26%	8,578,701	29.74%
2	Proposal on the Authorization to the Board of Directors to Handle All Matters in Relation to the Share Option Scheme	19,629,003	70.64%	8,156,476	29.36%

1.	A shareholder who holds, individually or in aggregate, less than 5% of the total issued share capital of the Company.

The above resolutions were passed at the Meeting. The Company had appointed its international auditor for the year 2014, PricewaterhouseCoopers, as the scrutineer of the Meeting to monitor the vote-taking procedures.

3.	Lawyer’s certification

Mr. Gao Wei and Ms. Huo Wanhua from Beijing Haiwen & Partners, the Company’s PRC counsel, witnessed the Meeting and issued a legal opinion thereon (the “Legal Opinion”), indicating “the procedures whereby the Meeting was convened and held, the qualification of the convener, the qualifications of the shareholders or proxies who attended the Meeting and the voting procedures adopted at the Meeting were all in compliance with the provisions of the relevant laws and the articles of association of the Company, and the outcome of voting at the Meeting is valid”.

4.	Documents available for inspection

(1)	Resolutions passed at the First A Shareholders Class Meeting for 2014, signed and confirmed by the directors, supervisors and the Secretary to the Board who attended thereat, and applied with the chop of the Company; and

(2)	The Legal Opinion.

By Order of the Board
Tang Weizhong
Company Secretary

Shanghai, December 23, 2014